Filed Pursuant to Rule 433 Registration Statement No. 333-158199-10 May 20, 2010

$2,000,000 16.00% per annum Callable Yield Notes Linked to the Performance of the S&P 500® Index and the Energy Select Sector SPDR Fund due November 26, 2010
Financial Products

Issuer:	Credit Suisse AG ("Credit Suisse"), acting through its Nassau Branch
Principal Amount:	USD 2,000,000
Underlyings:	Underlyings	Ticker	Initial Levels	Knock-In Levels
	S&P 500® Index	SPX	1,071.59	750.113
	Energy Select Sector SPDR Fund	XLE UP	52.12	36.484
Trade Date:	Expected to be May 20, 2010.
Issue Date:	Expected to be May 25, 2010.
Valuation Date:	November 22, 2010†
Maturity Date:	November 26, 2010†
Offering Price:	$1,000 per security (100%).
Initial Levels:	For each Underlying, as set forth in the table above.
Final Levels:	For each Underlying, the closing level of such Underlying on the Valuation Date.
Interest Rate:	16.00% per annum, calculated on a 30/360 basis.
Interest Payment Dates:

Unless redeemed early, interest will be paid quarterly in arrears on August 26, 2010 and the maturity date, subject to the modified following business day convention. No interest will accrue or be payable following an Early Redemption.

Early Redemption:

The Issuer may redeem the CYNs in whole, but not in part, on any Interest Payment Date occurring on or after August 26, 2010, upon at least 5 business days notice at 100% of the principal amount of the securities, together with any accrued but unpaid interest.

Knock-In Level:	The Knock-In Level for each Underlying is approximately 70% of the Initial Level of such Underlying, as set forth in the table above.
Knock-In Event:	If the closing level of either Underlying reaches or falls below its Knock-In Level on any trading day during the Observation Period.
Lowest Performing Underlying:	The Underlying with the lowest Underlying Return.
Observation Period:	The period from but excluding the Trade Date to and including the Valuation Date.
Redemption Amount:

The Redemption Amount of the securities an investor will be entitled to receive will depend on the individual performance of each Underlying. Subject to Early Redemption, the Redemption Amount will be determined as follows:

  If a Knock-In Event occurs during the Observation Period, the Redemption Amount will equal the principal amount of the securities you hold multiplied by the sum of one plus the Underlying Return of the Lowest Performing Underlying. In this case, the maximum Redemption Amount will equal the principal amount of the securities, but the Redemption Amount may be less than the principal amount of the securities and you could lose your entire investment.

  If a Knock-In Event does not occur during the Observation Period, the Redemption Amount will equal the principal amount of the securities.

Any payment an investor will be entitled to receive at maturity is subject to the Issuer’s ability to pay its obligations as they become due.

Underlying Return:	For each Underlying, the Underlying Return will be calculated as follows:
	Final Level – Initial Level Initial Level	; subject to a maximum of zero
Calculation Agent:	Credit Suisse International
Form and Denomination:	Registered medium-term notes in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
Listing:	The securities will not be listed on any securities exchange.
CUSIP and ISIN:	22546EVY7 and US22546EVY75
Underwriting Discounts and Commissions:	1.00% or $10.00 per $1,000 security.

† Subject to postponement if the scheduled Maturity Date is not a business day or the scheduled Valuation Date is not an underlying business day and in the event of a market disruption event as described in the accompanying product supplement under “Description of the Securities—Market disruption events.”

Investing in the securities involves a number of risks. See “Risk Factors” beginning on page PS-3 of the product supplement.

Credit Suisse has filed a registration statement (including underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read this communication together with the Underlying Supplement dated September 14, 2009, Product Supplement No. U-I dated March 31, 2010, Prospectus Supplement dated March 25, 2009 and Prospectus dated March 25, 2009, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You should, in particular, review the “Risk Factors” section of the product supplement, which sets forth a number of risks related to the securities. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse will arrange to send you the underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll free 1-800-221-1037.